Kitov Pharma Ltd.
One Azrieli Center, Round Tower

132 Menachem Begin Road

Tel Aviv, 6701101, Israel

August 6, 2018

By EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.

Washington, D.C. 20549

RE:	Kitov Pharma Ltd. Registration Statement on Form F-3 Originally filed July 16, 2018
File No. 333-226195

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Kitov Pharma Ltd. (the “Company”) hereby requests acceleration of the effective date of the above-mentioned Registration Statement on Form F-3 (the “Registration Statement”) to 5:00 p.m., Eastern Time on August 8, 2018, or as soon thereafter as practicable.

Should any member of the staff of the U.S. Securities and Exchange Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,
Kitov Pharma Ltd.

By:	/s/ Isaac Israel
Isaac Israel Chief Executive Officer